

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 10, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SIMPLIFY EXCHANGE TRADED FUNDS, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value, of: Simplify Developed Ex-US PLUS Downside Convexity ETF

- Shares of beneficial interest, no par value, of: Simplify Emerging Markets Equity PLUS Downside Convexity ETF

- Shares of beneficial interest, no par value, of: Simplify US Small Cap PLUS Downside Convexity ETF

Sincerely,